Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

June 23, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Amendment No. 1 to Registration Statement on Form F-1 Filed May 25, 2023 File No.333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on May 11, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on April 27, 2023. On the date hereof, the Company has submitted Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 1 to Registration Statement on Form F-1 filed May 25, 2023

The completion of filing procedure with the CSRC will be required in connection with this offering, ..., page 61

1.	We note your revisions and written response to our comment 1. In regard to your disclosure on page 61, it both states, "[o]ur PRC counsel, Beijing Docvit Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s prior approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering" and "[o]ur PRC counsel, Beijing Docvit Law Firm, has advised us that as of the date of this prospectus, except for the filing procedure with the CSRC per requirement of the Trial Measures, no relevant PRC laws or regulations in effect require that [you] obtain approval or permissions from any PRC authorities." These statements appear to continue to conflict. Please revise or advise.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised disclosures regarding the CRSC compliance on the cover page, as well as on pages 20 and 61.

Notes to Condensed Consolidated Financial Statements (Unaudited) Note 2 - Summary of Significant Accounting Policies Reclassifications, page F-18

2.	We note your response to comment 9. Please expand your reclassifications disclosure to explain the reclassification adjustments made. Refer to ASC 205-10-50-1.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have expanded the reclassifications disclosure on F-18.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer